Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” included in the Joint Proxy Statement of Aon Corporation and Hewitt Associates, Inc. that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-168320) and related Prospectus of Aon Corporation for the registration of 68,884,339 shares of its common stock and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements of Aon Corporation, and the effectiveness of internal control over financial reporting of Aon Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

August 13, 2010